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January 2, 2008

Varda Sagiv
Chief Financial Officer
Blue Phoenix Solutions LTD.
8 Maskit Street
Herzlia 46120
Israel

      Re: **Blue Phoenix Solutions LTD.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed on March 30, 2007
              File No. 333-06208

Dear Ms. Sagiv:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief